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September 19, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gary Newberry

Re:	Viveon Health Acquisition Corp.

Registration Statement on Form S-4
Filed July 13, 2022

File No. 333-266123

Dear Mr. Newberry:

On behalf of our client, Viveon Health Acquisition Corp. (the “Company”), we submit to the staff of Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 12, 2022 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-4 (the “Initial Filing”).

The Company has filed via EDGAR Amendment No. 1 to the Initial Filing (the “Amendment”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. Please note that our responses below, insofar as relevant information relates to Suneva Medical, Inc. (“Suneva”) or matters arising from Suneva’s participation in the preparation of the Amendment, are based on our discussions with and information received from Suneva or its counsel, Silvestre Law Firm, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Registration Statement on Form S-4 filed July 13, 2022 Questions and Answers About the Proposals

Q: Why is Viveon proposing the Business Combination Proposal?, page 6

1.	Please highlight here and elsewhere, where appropriate, the material differences in the terms and prices of securities issued at the time of the initial public offering as compared to the Subscription Warrants. We note Rom Papadopoulos participated in the Subscription Agreements. Disclose if any other of the SPAC’s sponsors, directors, officers or their affiliates participated in the Subscription Agreements. We note your disclosure on page 222 that Subscription Warrant holders may require the Company to purchase all or a portion of their warrants at a purchase price of $5.00 for each share into which such warrants are convertible while public warrant holders do not appear to have such a right to put their warrants back to the company. Please explain how the Subscription Agreements would comply with the requirements of Rule 14e-5 under the Exchange Act. Consider the guidance provided by Tender Offer Rules and Schedules Compliance and Disclosure Interpretation Question 166.01 in your response. Please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the Subscription Warrants as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

Response: Regarding the Staff’s comment on compliance with Rule 14e-5 (the “Tender Offer Rules”) and the guidance provided by Tender Offer Rules and Schedules Compliance and Disclosure Interpretation Question 166.01. The Tender Offer Rules prohibit the issuer from directly or indirectly purchasing or arranging to purchase any subject securities or any related securities except as part of the tender offer, and define “related securities” as securities that are “immediately” convertible into, exchangeable for, or exercisable for subject securities. We don’t believe that the Tender Offer Rules apply because the private warrants are not immediately convertible into, exchangeable for, or exercisable for subject securities because the private warrants are not exercisable until the closing of the initial business combination. In addition, the right to put the private warrants is not available until 13 months after the closing of the initial business combination, which will be subsequent to the expiration of the tender offer period in connection with the initial business combination. We also do not believe that the Tender Offer Rules and Schedules Compliance and Disclosure Interpretation Question 166.01 applies because the issuer is not seeking to purchase any public shares of common stock during the tender offer period in connection with the initial business combination. In response to remainder of the Staff’s comment, the Company has revised the disclosure on pages 6, 7, 10, 63-66, 118-119 and 245 of the Amendment.

Q: What interests do Viveon’s current executive officers and directors have in the Business Combination?, page 9

2.	Please revise here to discuss the interests of Viveon’s current executive officers and directors in the Business Combination rather than cross referencing to a different section of the proxy statement/prospectus.

Response: The Company has revised the disclosure on page 9 as suggested and made corresponding edits elsewhere to ensure consistency of disclosure where the interests of executive officers are discussed.

Summary of the Proxy Statement/Prospectus, page 17

3.	We note your disclosure on page 6 that there are currently 5,032,874 Viveon public shares outstanding. Please disclose in the summary that based on the amount of cash in the trust account of $51.6 million as of March 31, 2022, an aggregate of 419,141 Viveon public shares may be redeemed and still enable you to have sufficient cash to satisfy the minimum cash condition under the Merger Agreement, as referenced on page 26. If applicable, discuss in the summary risks related to the potential waiver by Suneva or further amendment of the minimum cash condition. Please also disclose in the summary that the business combination could be approved with the vote of only 813 additional public shares, as referenced on page 64.

Response: In response to the Staff’s comment, the Company has made clarifying edits on pages 6 and 8 and added the suggested disclosure to the Summary on pages 23 and 24, as well as conforming edits on pages 82, 115 and 116 of the Amendment.

Suneva Medical Inc. , page 18

4.	Revise to discuss here Suneva’s history of net losses and accumulated deficit. With regard to your product portfolio, revise to discuss the extent to which Suneva acts as distributor for third-party products. Additionally, please revise to provide equally prominent disclosure concerning competition you face in the medical aesthetics industry, as referenced on page 178.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 18, 19, and throughout the Amendment.

Risks Related to Suneva’s Business and Industry, page 35

5.	Please add a risk factor discussing the risks associated with the alleged breach of the Neauvia North America, Inc. agreement, as referenced on page 173.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Amendment.

Worldwide economic and market conditions, an unstable economy, a decline in consumer demand, page 37

6.	We note your risk factor indicating that inflation could affect demand for your products. Please expand your disclosure to discuss whether recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Amendment, as suggested.

We have received a notice of default regarding our minimum purchase obligations under our distribution agreement with Aurasten/Bimini., page 43

7.	Please revise the last sentence of this risk factor as it appears to be an incomplete statement as currently drafted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Amendment, as requested.

Risks Related to Viveon and the Business Combination

Our officers and directors may have a conflict of interest in supporting the Business Combination, page 62

8.	Revise to include here that Rom Papadopoulos may put his Subscription Warrants back to the company at a price of $5.00 per share following the business combination.

Response: The Company has revised the disclosure on page 64 as suggested.

If our Sponsor, directors, officers, advisors and their affiliates elect to purchase shares from stockholders, page 64

9.	We note your disclosure here and elsewhere that your Sponsor, directors, officers, advisors, and their affiliates may purchase shares from stockholders in privately negotiated transactions. In particular, you disclose here that they may pay a premium for such shares while other shareholders may not receive such a premium. Please explain how such transactions would comply with the requirements of Rule 14e-5 under the Exchange Act and the guidance provided by Tender Offer Rules and Schedules Compliance and Disclosure Interpretation Question 166.01.

Response: In response to the Staff’s comment, the Company has revised the risk factor disclosure on page 67 of the Amendment to clarify that any such purchase would comply with the guidance provided under 166.01.

Risks Related to New Suneva

New Suneva’s Proposed Charter will provide that the Court of Chancery of the State of Delaware, page 76

10.	We note your disclosure that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please ensure that the exclusive forum provision in your governing documents states this clearly.

Response: Suneva has confirmed that the Proposed Charter clearly so states. The Proposed Charter is included as Exhibit 3.4 of the Amendment, which includes the exclusive forum provision.

Proposal 1 The Business Combination Proposal Background of the Business Combination, page 90

11.	Revise the background section to disclose in greater detail the process by which other potential alternatives were eliminated by the Viveon board. Additionally, please explain what substantive criteria the Viveon board considered in its search for an acquisition target rather than list generic attributes such as a target that could “benefit from access to additional capital,” as referenced on page 90. As drafted, there is little discussion of the process by which all other potential targets were eliminated during the period from the initial public offering to July 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 93-96 of the Amendment.

12.	We note the projections provided to Viveon assumed a concurrent acquisition and that these discussions were terminated before the Merger Agreement was executed. Please revise this section to disclose when the discussions to complete a concurrent acquisition were terminated and the impact of this development on the negotiations and the Viveon board’s determination to approve the terms of the Business Combination. We note your disclosure on page 99 that certain developments occurred subsequent to the preparation of the projections. Explain how these events were considered by the Viveon board generally and specifically with regard to the valuation of Suneva.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 101, 105 and 108 of the Amendment.

13.	We note your disclosure on page 93 that Viveon would use its best efforts to complete a PIPE financing of $50 million. Please revise here to further discuss Viveon’s efforts in obtaining the PIPE financing and the status of the PIPE financing at the time the Merger Agreement was signed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Amendment.

14.	Please revise your disclosure to explain how the negotiations progressed and how the Viveon board arrived at a valuation for Suneva of $250 million. Please address in your revisions the methodology employed in reaching the valuation, including the underlying assumptions and conclusions of the Viveon board. We note your reference to a public company comparable analysis on page 93. Revise to describe the underlying methodology, selection criteria, companies selected and conclusions of such analysis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 107-108 of the Amendment.

15.	We note your disclosure that Viveon engaged numerous firms to act as financial advisor in connection with the business combination, including Truist Securities, Inc., SVB Leerink LLC, William Blair & Co. LLC, Oppenheimer and Co., Inc. Clear Think Capital LLC, Chardan Capital Markets, B. Riley Financial Inc., Cantor Fitzgerald Inc., Ladenburg Thalmann and Co., Inc. and Commenda Capital Inc. Please explain in detail the advisory work performed by each such advisor. If applicable, describe the analyses performed and information provided to the board by such parties.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 94-97 and 100 of the Amendment.

Viveon Board of Directors’ Reasons for the Approval of the Business Combination, page 95

16.	Please revise here to quantify aggregate fees and expenses to date associated with completing the Business Combination as well as the total estimated fees and expenses, if available. State separately the aggregate fees and expenses payable to the firms engaged by Viveon to act as financial advisor.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 103 of the Amendment.

17.	Please revise to present a factual description of the reasons for the recommendation of the Viveon board and remove disclosure indicating that the Viveon board’s reasons for approving the merger constitute forward-looking statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 104 of the Amendment.

Projected Financial Information, page 98

18.	Please clarify here and in the Background of the Business Combination section when the projections were provided to the Viveon board. You state on page 98 that the projections were prepared on February 4, 2022, which is subsequent to the signing of the Merger Agreement. Please revise your disclosure here to expand your discussion of estimates and assumptions with respect to industry performance, competition, economic, and market conditions to include the specific assumptions made and risks to those assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 104 - 108 of the Amendment.

19.	We note on slide 21 of the December 2021 Investor Presentation included as an exhibit to your January 13, 2022 Form 8-K that you state projected 2022 EBITDA of a positive number appearing to be in the low to mid-single digit millions. We also note your projected EBITDA for the same period on page 99 of the proxy statement/prospectus in the amount of (7.8) million. Please explain the inconsistency and revise as appropriate, or otherwise advise.

Response: In response to the Staff’s comment, the Company supplementally advises that while the December 2021 Investor Presentation included as an exhibit to the Company’s January 13, 2022 Form 8-K is correct, the Initial Filing inadvertently transposed numbers to the wrong year and/or product line. The Company has corrected the disclosure on page 106 of the Amendment.

20.	We note your discussion of Suneva’s financial projections cross references the Cautionary Note Regarding Forward-Looking Statements, which claim the safe harbors of the United States Private Securities Litigation Reform Act of 1995. Given that the availability of the safe harbors in a de-SPAC transaction is unsettled, with no definitive case law, Commission statement, or language in the legislative history, please revise to acknowledge the legal uncertainty of reliance on the safe harbors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Amendment.

21.	We note your disclosure on page 93 that Viveon’s valuation analysis included a projection for Suneva’s 2022 revenue. Please revise to disclose the projections, the underlying quantitative and qualitative assumptions used to generate the projections and risks to those assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 104-106 of the Amendment.

Interests of Viveon’s Directors and Officers and Others in the Business Combination, page 109

22.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 and made conforming changes to pages 11 and 64 of the Amendment.

23.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Amendment.

24.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 66 and 119 of the Amendment.

25.	Please revise here and elsewhere as appropriate to discuss Rom Papadopoulos’ loan to Viveon and the Subscription Warrants he holds. Disclose the total potential payment you will be obligated to make to Mr. Papadopoulos if he chooses to exercise his right to have the company purchase all 200,000 of his warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 64-66, 118 and 119 of the Amendment.

26.	We note that Chardan Capital Markets performed additional services after the initial public offering and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify here the aggregate fees payable to Chardan that are contingent on completion of the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Amendment.

Information About Suneva Material Agreements, page 172

27.	Please revise to address the following in your material agreements disclosure:

●	Provide the duration terms for the Healeon Medical, Inc., Aurastem Technologies, LLC, Puregraft, LLC, Sanwell Medical Equipment Co. Ltd., and Neauvia North America, Inc. agreements;

●	disclose the jurisdictions where your distribution rights are exclusive and non- exclusive for the Healeon Medical, Inc., Aurastem Technologies, LLC, and Puregraft, LLC agreements;

●	disclose whether the alleged breaches of the Aurastem Technologies, LLC and Neauvia North America, Inc. agreements currently have any effect on the exclusivity of either agreement;

●	provide the termination terms for the Neauvia North America, Inc. and Circa Skin Ltd. agreements;

●	disclose the current payment obligations under the Circa Skin Ltd. agreement; and

●	we note your disclosure on page 172 that the agreement between Suneva and Hangzhou St. Nova Trade Co. Ltd may be extended for successive two year terms but that the agreement is currently extended for a one year term. Please reconcile your disclosure or otherwise advise.

To the extent that you have not done so, ensure that your disclosure throughout this section includes your financial obligations under each agreement as well as any non- compete provisions applicable to you.

Response: In response to the Staff’s comment, the Company has updated its disclosure beginning on page 183 and throughout the Amendment as suggested.

Our Market Opportunity, page 174

28.	Please revise your disclosure on page 175 to provide the sources and assumptions relied on for your estimates of the number of plastic surgeons and dermatologists globally, and dermatologists, plastic surgeons, and non-core practitioners in the United States.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 187 of the Amendment as suggested.

29.	Please revise your statement on page 175 to provide the basis for your belief that you have a leadership position in the market. Additionally, please place your disclosure concerning your market opportunity in appropriate context with reference to your current market share.

Response: In response to the Staff’s comment, the Company has updated its disclosure by removing such reference.

30.	Please revise to provide the title of the FDA guidance for manufacturers of cell-based products and remove the statement that the FDA may begin to proactively issue regulatory guidance on approval pathways for manufacturers of regenerative medicines and therapies as such disclosure is speculative.

Response: In response to the Staff’s comment, the Company has updated its disclosure to remove any reference to the FDA views.

Sales and Marketing, page 176

31.	Please revise here to disclose the countries in which you sell your products through distribution agreements.

Response: In response to the Staff’s comment, the Company has updated its disclosure on page 188 and throughout the Amendment as suggested.

Intellectual Property, page 177

32.	Please revise here to identify the type of patent protection, whether the patent is owned or licensed and the product to which the patent relates to for each issued and pending patent. Consider providing tabular disclosure in addition to narrative disclosure. Ensure that you disclose the relevant foreign jurisdictions segregated by issued patents and pending patents. With regard to patents scheduled to expire in 2022, revise to discuss whether such expiry is expected to have a material impact on your business.

Response: In response to the Staff’s comment, the Company has updated its disclosure on page 189 of the Amendment as suggested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Suneva

Overview , page 201

33.	We note your disclosure that Suneva commenced operations in 2009 when it acquired ArteFill (rebranded Bellafill) and related assets. You also state on page 36 that until 2019, your sole product was Bellafill. Revise to make clear in this section the extent to which you have developed any products and the extent to which you act as distributor of third- party products. Revise your discussion of research and development activities and expenses to explain in greater detail your activities in this area. We note your generic reference to “innovation and improvement” on page 177. You state on page 169 that you intend to leverage relationships with clinics and research institutions to engage in clinical trials. Explain here and in your business section your experience in conducting clinical trials and describe any material product candidates in development. Make clear here and throughout your filing the extent to which you are or have been involved in the development and regulatory approval of the products you sell as distinct from the activities of third parties.

Response: In response to the Staff’s comment, the Company has updated its disclosure on page 214 and throughout the Amendment as requested.

General

34.	We note that Chardan Capital Markets was an underwriter for the initial public offering of Viveon and was engaged in connection with a possible business combination with Suneva, as referenced on page 92. We further note that Viveon engaged numerous firms to act as financial advisor. We note press reports that certain firms are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of your or Suneva’s financial advisor(s) about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to Chardan for the SPAC’s initial public offering.

Response: The Company respectfully advises the Staff that it has received no such notice from its financial advisors and that Suneva has confirmed that it too has received no such notice. The Company further undertakes that if it receives or becomes aware the Suneva receives such a notice, the Company will make appropriate disclosure in the proxy statement/prospectus, including the impact on the transaction and deferred underwriting or other compensation owed to advisors.

Please do not hesitate to contact Tahra Wright at (212) 407-4122 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	Jagi Gill

Rom Papadopoulos